THE NETWORK CONNECTION, INC.


            NOTICE OF CHANGE IN MAJORITY OF DIRECTORS
            WITHOUT SHAREHOLDER VOTE ON MAY 15, 1999


                     To the Shareholders of
                  THE NETWORK CONNECTION, INC.:


     NOTICE IS HEREBY GIVEN that pursuant to the terms of that certain Asset Purchase and Sale Agreement, dated April 30, 1999 (the "Agreement"), by and between The Network Connection, Inc. (the "Company") and Interactive Flight Technologies, Inc. ("IFT"), upon consummation of the Agreement certain persons will be designated as members of the Board of Directors of the Company, without election by the stockholders of the Company at a duly called meeting of Company stockholders, which designees will constitute a majority of the members of the Company's Board of Directors. The Agreement is intended to be consummated on May 15, 1999 (the "Closing Date").

     Upon consummation of the Agreement, the Company will issue to IFT a combination of shares of common stock, $.001 par value (the "Common Stock"), and shares of a newly created Series D Convertible Preferred Stock (the "Preferred Stock") which at the time of closing, assuming conversion of the Preferred Stock to Common Stock, will equal 60% of the shares of Common Stock to be outstanding on the Closing Date. In consideration for the issuance of such shares to IFT, the Company will obtain $5,000,000 in cash and all of IFT's assets related to its interactive entertainment device business, along with certain liabilities related to the assets transferred. At the present time IFT owns no voting securities of the Company.

     Following consummation of the Agreement, the Company's Board of Directors will be constituted as follows: Irwin L. Gross, Wilbur Riner, Sr., Morris C. Aaron and Dr. Frank E. Gomer. Only Mr. Riner is presently a member of the Company's Board of Directors, allowing new Board members Messrs. Gross, Aaron and Gomer (the "New Directors") to constitute a majority of the Company's Board of Directors. In addition, following the Closing Date IFT will have the right to designate two additional persons to the Board of Directors and the Company will have the right to designate one additional person to the Board of Directors, none of which additional designees will be employees of either the Company or IFT.


             SECURITY OWNERSHIP OF THE NEW DIRECTORS


     At the close of business on April 30, 1999, there were outstanding 5,278,737 shares of Common Stock, which constituted all of the issued and outstanding voting securities of the Company.

     None of the New Directors owns any shares of Common Stock. However, all of the New Directors are directors and/or members of senior management of IFT. In addition to the shares of Common Stock and Preferred Stock to be acquired by IFT on the Closing Date, IFT currently also owns: (i) 1,500 shares of the Company's Series B 8% Convertible Preferred Stock ("Series B Preferred Stock"), all of which Series B Preferred Stock held by IFT is convertible into a maximum of 820,000 shares of Common Stock absent shareholder approval of an increase in that number and
(ii) 800 shares of the Company's Series C 8% Convertible Preferred Stock ("Series C Preferred Stock"), all of which Series C Preferred Stock held by to IFT is convertible into a maximum of 1,055,745 shares of Common Stock absent shareholder approval an increase in that number.

     Upon consummation of the Agreement, each of the New Directors shall also become an executive officer of the Company:
Mr. Gross shall become Chairman of the Board of the Company, and Messrs. Aaron and Gomer shall each become an Executive Vice President of the Company. Although each of the New Directors is expected to receive compensation from the Company in consideration for their performance of executive officer duties, the terms of that compensation have as yet not been determined.


         BACKGROUND INFORMATION CONCERNING NEW DIRECTORS


     The following table sets forth information with respect to the New Directors as of April 30, 1999:

     IRWIN L. GROSS, 55, is the Chief Executive Officer and Chairman of the Board of Directors of IFT. He is a founder of ICC Technologies, Inc., a publicly held company listed on the NASDAQ National Market, which is currently engaged in internet related technology, and was the chairman and a director since ICC's inception in May 1984. Since 1988, ICC has been engaged in the design, manufacturing and marketing of innovative climate control systems. Mr. Gross retired from that company in July 1998 to pursue an array of investment strategies. Mr. Gross currently is a shareholder in ICC. In addition, Mr. Gross had served as the chief executive office of Engelhard/ICC, a joint venture between ICC and Engelhard which was the successor to ICC's business and which ICC Technologies, Inc. from its formation in February 1994 to its restructuring in February 1998, was a fifty percent (50%) parent with Engelhard Corporation. In February 1998 Engelhard/ICC was restructured. In April 1998, ICC acquired by merger Rare Medium, Inc. which is an Internet service provider. Mr. Gross was also a founder of Interdigital Company
(AMEX) and served as a director and executive vice president until April 1984. Mr. Gross has served as a consultant to, investor in and director of, numerous publicly held and private companies. Mr. Gross also serves on the board of directors of several charitable organizations. Mr. Gross has a Bachelor of Science degree in Accounting from Temple University and a Juris Doctor degree from Villanova University.

     MORRIS C. AARON, 34, is a Vice President and Chief Financial Officer of IFT. Mr. Aaron joined IFT in September 1998. Before joining IFT, from January 1996 to September 1998, he was Chief Financial Officer and Treasurer of Employee Solutions, Inc., a professional employer organization. Prior to his joining Employee Solutions, Inc., Mr. Aaron was a Senior Manager with Arthur Andersen LLC.

     DR. FRANK E. GOMER, 51, , is presently the President of the Interactive Entertainment Division of Interactive Flight Technologies (IFT). He formerly was the Vice President of Engineering and Operations at IFT. Prior to joining IFT in 1997, Dr. Gomer was responsible for all electronic display systems developed and manufactured by Honeywell Air Transport Systems Division. From 1986 to 1997, he held a series of senior engineering and program management positions within Honeywell. Dr. Gomer has a Bachelor of Arts degree from Colgate University and a Doctor of Philosophy degree from Washington University in St. Louis.

Compensation of Directors

     Directors who are employees of the Company receive no remuneration for their service as directors of the Company. Pursuant to the Company's 1995 Stock Option Plan for Non-Employee Directors (the "Formula Plan"), directors who are not employees of the Company receive for their services, on the date first elected as a member of the Board and on each anniversary thereafter if they continue to serve on the Board of Directors, an automatically granted option to acquire 1,000 shares of the Company's common stock at its fair market value on the date of grant; such options become exercisable in two equal annual installments if the individual continues at that time to serve as a director, and once exercisable remain so until the fifth anniversary of the date of grant. The Company reimburses directors for travel and lodging expenses, if any, in connection with attendance at Board meetings. To the extent that any of the New Directors do not become employees of the Company, they will be entitled to receive options under the Formula Plan.

     We hope this information concerning the change of control of the Company, and a change in the composition of the Company's
Board of Directors, is informative.





                              Wilbur Riner, Sr.,
                              President